

25002016

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC Mail Processing

MAR 03 2025

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Natixis Distribution, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 Boylston Street
(No. and Street)

Boston	**MA**	**02199**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marilyn Rosh	**857-869-6545**	**marilyn.rosh@natixis.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Beatriz Pina Smith_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Natixis Distribution, LLC_ , as of _12/31_ , 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Natixis Distribution, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Natixis Distribution, LLC (the "Company") as of December 31, 2024, and the related statements of operations, of changes in liabilities subordinated to claims of general creditors, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplemental Schedule I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated



whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, MA
February 27, 2025

We have served as the Company's auditor since 1993.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Financial Condition
As of December 31, 2024

(in thousands of dollars)

Assets

Cash and cash equivalents	$	30,599
Accounts receivable, related parties		2,782
Deferred commissions		478
Prepaid expenses		307
Total assets	$	34,166

Liabilities and Member's Equity

Liabilities

Accrued service and distribution fees/other distribution costs	$	20,917
Accounts payable, related parties		763
Total liabilities		21,680
Member's Equity		12,486
Total liabilities and member's equity	$	34,166

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Operations
Year Ended December 31, 2024

(in thousands of dollars)

Revenues

Service and distribution fees (Note 3)	$	32,495
Less: Service and distribution fees reallowed to broker dealers and service providers		(26,867)
Net service and distribution fees		5,628
Commission income		1,500
Less: Commission expense reallowed to broker dealers and service providers		(1,216)
Net commission income		284
Referral fee income from affiliates (Note 3)		4,992
Dividend income		1,184
Other income		100
Total revenues, net	$	12,188
Expenses		
Distribution costs	$	27,919
Variable compensation (Note 7)		26,831
Other operating costs		498
Total expenses	$	55,248
Net loss	$	(43,060)

The accompanying notes are an integral part of the financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2024

(in thousands of dollars)

Balance at December 31, 2023	$	-
Increase		-
Decrease		-
Balance at December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2024

(in thousands of dollars)

Balance at December 31, 2023	$	12,846
Net loss		(43,060)
Capital contributions		42,700
Balance at December 31, 2024	$	12,486

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Cash Flows
Year Ended December 31, 2024

(in thousands of dollars)

Cash flow provided by (used in) operating activities		
Net loss	$	(43,060)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accrued service and distribution fees/other distribution costs		2,860
Decrease in deferred commissions		73
Increase in prepaid expenses		(14)
Decrease in accounts payable, related parties		(27)
Increase in accounts receivable, related parties		(333)
Net cash used in operating activities		(40,501)
Cash flows provided by (used in) investing activies		
Net cash used in investing activities		-
Cash flows provided by (used in) financing activities		
Capital contributions		42,700
Net cash provided by financing activities		42,700
Net increase/(decrease) in cash and cash equivalents		2,199
Cash and cash equivalents, at beginning of year		28,400
Cash and cash equivalents, at end of year	$	30,599

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1.   **Organization**

Natixis Distribution, LLC (the "Distributor" or the "Company") is the distributor for the Natixis Funds, Loomis Sayles Funds, and Vaughan Nelson Funds and WCM Funds (through August 31, 2024) (collectively, the "Mutual Funds" or "Funds"), as described below, and a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA").

In 2024, the Distributor was wholly-owned by Natixis Investment Managers, LLC. On January 1, 2024, Natixis Investment Managers, LLC merged with and into Natixis Investment Managers U.S. Holdings, LLC ("NIM US Holdings"), with NIM US Holdings surviving the merger and changing its name to Natixis Investment Managers, LLC ("NIM"). NIM is wholly-owned, directly and indirectly, by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A., a French investment banking and financial services firm. Natixis S.A. is wholly-owned by BPCE. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Natixis Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin and N shares for sale to the public. In addition, the company offers Exchange Traded Funds. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees incurred by the shareholder and paid by the shareholder or mutual fund.

The Loomis Sayles Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Retail, Admin, N and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

The WCM Funds are open-end registered investment companies or mutual funds, which offer a combination of Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds. The WCM Funds are no longer distributed by the Company effective August 31, 2024.

The Vaughan Nelson Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

Service and distribution fees earned by the Distributor are based on a percentage of a fund's average daily net assets; as a result, the Distributor's revenues may fluctuate based on the performance of the Funds.

The Company also acts as a marketing agent for advisors and earns referral fee income for this activity.

(in thousands of dollars)

2. **Significant Accounting Policies**

Basis of Presentation
The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash and Cash Equivalents
Cash and cash equivalents consist of a money market mutual fund (held with JP Morgan, refer to Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of distribution fees received from the Mutual Funds and paid to broker dealers and service providers, exceeds FDIC insurance limits.

Accounts Receivable
Accounts receivable primarily consists of receivables due from affiliates and related parties which are settled monthly and quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Deferred Commissions
Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C mutual fund sales. The deferred commissions are amortized and recognized as contra revenue in Service and Distribution fees over a one-year period from payment to match the Service and Distribution Fee revenue earned by the Distributor. These assets are presented net of amortization in the Statement of Financial Condition.

Prepaid Expenses
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

(in thousands of dollars)

Accrued Service and Distribution Fees/Other Distribution Costs

Accrued service and distribution fees consist of brokers' service and distribution fees that are incurred based on a percentage of a fund's average daily net assets. Accrued other distribution costs are payments due to broker dealers based on contractual rates.

Accounts Payable, related parties

Accounts payable consists of payments due to Loomis Sayles Distributors, L.P. and Natixis Advisors, LLC ("Advisor").

Service and Distribution Fees and Reallowed Fees

The Company has entered into arrangements to provide distribution related services to the Funds. Service and distribution fees earned are generally based on a contractual fee rate percentage of a fund's average daily net assets. The Company believes the performance obligation for these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are recognized monthly as revenue as they relate specifically to services provided during that period.

Directly related to service and distribution fee revenue are the service and distribution costs reallowed which include payments to intermediaries for the marketing and selling of fund shares to investors. The reallowance is also based on contractual fee rate percentages of a fund's average daily net assets.

Service and distribution fees earned on Class A, C, Investor, Retail and Admin mutual fund shares are presented gross less the amounts reallowed to broker dealers and service providers in the Statement of Operations.

Commission Income and Reallowed Expense

Commissions are earned on the sale of certain Class A affiliated mutual fund shares and are paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers. The Company believes that the performance obligation is the sale of securities to investors which is fulfilled on trade date as that is when the underlying financial instrument or purchaser is identified.

Dividend Income

Dividend income is earned from the company's money market mutual fund account held with JP Morgan. This income originates from interest earned on funds invested in short-term, high-quality financial instruments. The company receives these earnings as dividends, which are then recognized as part of its revenue.

Other Income

Other Income consists of contingent deferred sales charges ("CDSC") for classes A and C.

Distribution Costs

Distribution costs consist of revenue sharing and sub-transfer agency fees paid to intermediaries. Revenue sharing payments are based on contractual obligations and can be based on assets, sales, or other arrangements and are incurred solely by the Distributor. Sub-transfer agency fees are also based on contractual obligations and can be based on assets or per account charges.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Notes to Financial Statements
Year Ended December 31, 2024

(in thousands of dollars)

The Company pays all distribution costs to intermediaries and the Funds reimburse the Company up to the board approved limit for sub-transfer agency fees. These reimbursements are included net within distribution costs on the Statement of Operations. Distribution costs are accrued as incurred.

Federal Income Taxes
The Distributor is a single-member limited liability company that is treated as a disregarded entity for federal tax purposes. As such, the Distributor, for tax purposes, is accounted for as a division of NIM, LLC and does not file a separate tax return. Accordingly, the financial statements do not include any provisions for income tax related to the operations of the Distributor on a stand-alone basis.

Segment Information Disclosure
The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including service and distribution and referral of investment opportunities. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 58 percent of its total gross revenues from the Natixis Funds in 2024.

3. Transactions with Related Parties

Referral Fees
The Distributor receives certain fees from subsidiaries of NIM, LLC. Referral fees earned by the Distributor are based on a percentage of revenue collected on certain contracts, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets. The Company recognizes the fees over time due to various constraints. Fees are received quarterly or monthly, and recognized as revenue at that time as they relate specifically to services provided in that period.

The following table summarizes referral fees earned by the Distributor for the year ending December 31, 2024:

Referral Fees Earned by the Distributor		
Loomis, Sayles & Company, L.P.	$	4,227
Gateway Investment Advisers LLC		290
Vaughan Nelson Investment Management, L.P.		222
Natixis Investment Managers International, LLC		206
AEW Capital Management, L.P.		42
Mirova US LLC		5
Total Referral Fees Earned by the Distributor	$	4,992

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Notes to Financial Statements
Year Ended December 31, 2024

(in thousands of dollars)

Service and Distribution Fees
The Distributor earns fees from the mutual funds for 12b-1 service and distribution fees.

The Distributor is reimbursed for revenue sharing and other intermediary fee payments made to broker dealers from Loomis, Sayles & Company, L.P. and Gateway Investment Advisers LLC with respect to certain mutual funds. Revenue sharing and other intermediary fee payments are made to certain broker dealers for other distribution activities, such as marketing and educational programs in excess of Service and Distribution payments as well as service fees which exceed the Funds' reimbursement cap amount. Fees are received monthly and recognized as revenue at that time as they relate specifically to services provided in that period.

Service and Distribution Fees Earned by the Distributor

Natixis Funds	$	23,399
Loomis Sayles Funds		2,512
WCM Funds		1,468
12b-1 Service and Distribution Fees		**27,379**
Gateway Investment Advisers LLC		3,367
Loomis, Sayles & Company, L.P.		1,749
Reimbursement for Intermediary Fee Payments		**5,116**
Total Service and Distribution Fees Earned by the Distributor	**$**	**32,495**

Sub-Transfer Agent Fees
The Distributor has entered into agreements, which include service agreements, with financial intermediaries that provide recordkeeping, processing, shareholder communications and other services to customers of the intermediaries that hold positions in the Funds and has agreed to compensate the intermediaries for providing those services. Intermediaries transact with the Funds primarily through the use of omnibus accounts on behalf of their customers who hold positions in the Funds. These services would have been provided by the Funds' transfer agent. The reimbursement amounts (sub-transfer agent fees) paid to the Distributor are subject to a per account limit for firms charging per account fees and basis point limit for firms charging in basis points (for Natixis and Loomis Funds) and basis points limit only (for WCM and Vaughan Nelson Funds) which are approved by the Funds' Board of Trustees, which is based on fees for similar services paid the Funds' transfer agent and other service providers.

Expense Sharing Agreement
The Distributor entered into an expense agreement effective January 1, 2003, which was most recently amended July 30, 2021, which stipulates that the Advisor will bear certain expenses of the Distributor. Expenses include, but are not limited to; salary and benefits, occupancy and equipment, travel, meals and entertainment, seminars, promotions, research and advertising, systems and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. The Distributor has no obligation to reimburse or otherwise compensate the Advisor for payment of these specified expenses, nor will any of these

(in thousands of dollars)

expenses be apportioned back to the Distributor. These costs exclude service and distribution fees, distribution costs, variable compensation and other operating costs presented in the Statement of Operations. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. The Distributor is not the primary obligor as it relates to the expenses borne by the Advisor. Additionally, NIM, LLC will also provide funding if needed. Accordingly, these expenses are not reflected in the Statement of Operations.

4.   Valuation

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy is based on relative observability of inputs in determining values. An asset's or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2   Other significant observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3   Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the fair value of the Distributor's investment in a money market mutual fund as of December 31, 2024, based on the inputs used to value it:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 28,034
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 28,034

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Money market fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of

(in thousands of dollars)

the respective fund may be purchased or redeemed on the open market) times the number of fund shares, and are classified as cash and cash equivalents on the Statement of Financial Condition.

5. Member's Equity

The Distributor had contributions from NIM, LLC amounting to $42,700 during 2024. As the Distributor operates at a net loss, NIM, LLC has provided a written commitment to the Distributor to support its operating and regulatory capital requirements until March 31, 2026.

6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2024, the Distributor had net capital of $8,359, which was $6,914 in excess of its required net capital of $1,445. The Distributor's ratio of aggregate indebtedness to net capital was 2.59 to 1.

The Distributor is considered a non-covered firm and does not claim an exemption under paragraph (k) of Securities and Exchange Act (SEA) Rule 15c3-3. The Company limits its business activities to being a mutual fund underwriter or sponsor, a mutual fund retailer, and participating in the private placement of securities and has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Distributor does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with the Distributor's activities.

7. Variable Compensation

The Distributor has a variable compensation plan that awards cash payments to certain sales professionals, which are generally dependent upon sales and assets under management. Variable compensation expense amounted to $26,831 during 2024.

8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

9. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 27, 2025, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Supplemental Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2024

(in thousands of dollars)

Net Capital

Total member's equity	$	12,486
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, related parties		2,782
Deferred commissions		478
Prepaid expenses		307
Net capital before haircuts on securities positions (tentative net capital)		8,919
Haircuts on securities (2%)		560
Net capital		8,359
Aggregate Indebtedness		21,680

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)		1,445
Net capital in excess of requirement	$	6,914
Ratio of aggregate indebtedness to net capital		2.59:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2024 FOCUS report filed on January 16, 2025.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Supplemental Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Distributor is a non-covered firm and does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2024.


pwc

Report of Independent Registered Public Accounting Firm

To the Management and Board of Managers of Natixis Distribution, LLC

In planning and performing our audit of the financial statements and supplemental schedules (collectively the "financial statements") of Natixis Distribution, LLC (the "Company") as of and for the year ended December 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not evaluate the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the first and second paragraphs. Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.



Because of inherent limitations in internal control over financial reporting and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified. We did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended December 31, 2024.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2024 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Managers, Management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, MA
February 27, 2025

2